Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

Subject to Completion

Preliminary Term Sheet dated May 27, 2011

[GRAPHIC]

Units Pricing Date* June , 2011

Leveraged Index Return Notes® Settlement Date* July , 2011

Linked to the Dow Jones Global Titans 50 IndexSM, Maturity Date* June , 2013

due June , 2013 CUSIP No.

$10 principal amount per unit

Term Sheet No.

Barclays Bank PLC

Leveraged Index Return Notes®

The LIRNs have a maturity of approximately two years

The LIRNs provide 100% to 115% leveraged upside exposure to increases in the level of the Dow Jones Global Titans 50 IndexSM (the “Index”)

1-to-1 downside exposure to decreases in the level of the Index in excess of the Threshold Value, with up to 95% of the principal amount at risk

Payment of the Redemption Amount at maturity is subject to the credit risk of Barclays Bank PLC

No periodic interest payments

No listing on any securities exchange

LIRNs are senior unsecured debt securities and are not deposit liabilities of Barclays Bank PLC. LIRNs are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

The LIRNs are being offered by Barclays Bank PLC (“Barclays”). The LIRNs will have the terms specified in this term sheet as supplemented by the documents indicated below under “Additional Terms” (together, the “Note Prospectus”). Investing in the LIRNs involves a number of risks. There are important differences between the LIRNs and a conventional debt security, including different investment risks. See “Risk Factors” on page TS-5 of this term sheet and beginning on page S-10 of product supplement LIRN-1. LIRNs:

Are Not FDIC Insured Are Not Bank Guaranteed May Lose Value

In connection with this offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) is acting in its capacity as principal for your account.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Per Unit

Total

Public offering price (1) $10.00 $

Underwriting discount (1) $ 0.20 $

Proceeds, before expenses, to Barclays Bank PLC $ 9.80 $

(1) The public offering price and underwriting discount for any purchase of 500,000 units or more in a single transaction by an individual investor will be $9.95 per unit and $0.15 per unit, respectively. The public offering price and underwriting discount for any purchase by certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A. will be $9.80 per unit and $0.00 per unit, respectively.

*Depending on the date the LIRNs are priced for initial sale to the public (the “pricing date”), any reference in this term sheet to the month in which the pricing date, the settlement date, or the maturity date will occur is subject to change.

Merrill Lynch & Co.

June , 2011

Leveraged Index Return Notes® Linked to the Dow Jones Global Titans 50 IndexSM, due June , 2013 Enhanced Return

Summary

The Leveraged Index Return Notes® Linked to the Dow Jones Global Titans 50 IndexSM, due June , 2013 (the “LIRNs”) are our senior unsecured debt securities. The LIRNs are not guaranteed or insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom, or any other jurisdiction, or secured by collateral. The LIRNs will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the LIRNs, including any repayment of principal, will be subject to the credit risk of Barclays. The LIRNs provide a leveraged return for investors if the level of the Dow Jones Global Titans 50 IndexSM (the “Index”) increases from the Starting Value of the Index to the Ending Value of the Index. Investors must be willing to forgo interest payments on the LIRNs and be willing to accept a repayment that is less, and potentially significantly less, than the Original Offering Price.

Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement LIRN-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to Barclays.

Terms of the LIRNs

Redemption Amount Determination

Issuer: Barclays Bank PLC (“Barclays”)

Original Offering Price: $10 per unit

Term: Approximately two years

Market Measure: The Dow Jones Global Titans 50 IndexSM (Bloomberg symbol: “DJGT”)

Starting Value: The closing level of the Market Measure on the pricing date.

Ending Value: The average of the closing levels of the Market Measure on each scheduled calculation day during the Maturity Valuation Period. If it is determined that a scheduled calculation day is not a Market Measure Business Day, or if a Market Disruption Event occurs on a scheduled calculation day, the Ending Value will be determined as more fully described beginning on page S-24 of product supplement LIRN-1.

Threshold Value: 95% of the Starting Value, rounded to two decimal places

Participation Rate: 100% to 115%. The actual participation rate will be determined on the pricing date.

Maturity Valuation Period: Five scheduled calculation days shortly before the maturity date, determined on the pricing date.

Joint Calculation Agents: Barclays and MLPF&S

Fees Charged: The public offering price of the LIRNs includes the underwriting discount of $0.20 per unit as listed on the cover page and an additional charge of $0.075 per unit more fully described on page TS-6.

On the maturity date, you will receive a cash payment per unit determined as follows:

You will receive per unit:

Is the Ending Value greater than the Starting Value? Yes

Is the Ending Value equal to or greater than the Threshold Value?

You will receive per unit:

$10

No

No You will receive per unit:

In this case, you will receive a payment that is less, and possibly significantly less, than the Original Offering Price per unit.

Leveraged Index Return Notes® TS-2

Leveraged Index Return Notes® Linked to the Dow Jones Global Titans 50 IndexSM, due June , 2013 Enhanced Return

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the LIRNs at maturity, based upon a Participation Rate of 107.50% (the midpoint of the Participation Rate range of 100% to 115%) and a Threshold Value equal to 95% of the Starting Value. The green line reflects the hypothetical returns on the LIRNs, while the dotted grey line reflects the return of a hypothetical direct investment in the stocks included in the Index, excluding dividends.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Starting Value, Threshold Value, Ending Value, Participation Rate, and the term of your investment.

Hypothetical Redemption Amounts

Examples

Set forth below are three examples of hypothetical Redemption Amount calculations (rounded to three decimal places) payable at maturity, based upon a Participation Rate of 107.50% (the midpoint of the Participation Rate range of 100% to 115%), a hypothetical Starting Value of 184.74 (the closing level of the Index on May 16, 2011), and a hypothetical Threshold Value of 175.50 (95% of the hypothetical Starting Value rounded to two decimal places).

Example 1 — The hypothetical Ending Value is 70% of the hypothetical Starting Value and is less than the hypothetical Threshold Value:

Hypothetical Starting Value: 184.74

Hypothetical Ending Value: 129.32

Hypothetical Threshold Value: 175.50

Hypothetical Redemption Amount (per unit) = $7.500

Example 2 — The hypothetical Ending Value is 96% of the hypothetical Starting Value and is greater than the hypothetical Threshold Value:

Hypothetical Starting Value: 184.74

Hypothetical Ending Value: 177.35

Hypothetical Threshold Value: 175.50

Hypothetical Redemption Amount (per unit) = $10.000

If the Ending Value is less than or equal to the Starting Value but is greater than or equal to the Threshold Value, the Redemption Amount will equal the Original Offering Price.

Example 3 — The hypothetical Ending Value is 110% of the hypothetical Starting Value:

Hypothetical Starting Value: 184.74

Hypothetical Ending Value: 203.21

Hypothetical Redemption Amount (per unit) = $11.075

Leveraged Index Return Notes® TS-3

Leveraged Index Return Notes®
Linked to the Dow Jones Global Titans 50 Index[SM], due June , 2013
Enhanced Return

The following table illustrates, for a **hypothetical** Starting Value of 184.74 (the closing level of the Index on May 16, 2011), a **hypothetical** Threshold Value of 175.50 (95% of the **hypothetical** Starting Value rounded to two decimal places), and a range of **hypothetical** Ending Values of the Index:

- the percentage change from the **hypothetical** Starting Value to the **hypothetical** Ending Value;
- the **hypothetical** Redemption Amount per unit of the LIRNs (rounded to three decimal places); and
- the **hypothetical** total rate of return to holders of the LIRNs.

The table below is based on a **hypothetical** Participation Rate of 107.50% (the midpoint of the Participation Rate range of 100% to 115%). The following examples do not take into account any tax consequences from investing in the LIRNs.

Hypothetical Ending Value (1)	Percentage Change from the Hypothetical Starting Value to the Hypothetical Ending Value	Hypothetical Redemption Amount per Unit	Hypothetical Total Rate of Return on the LIRNs
92.37	-50.00%	5.500	-45.00%
110.84	-40.00%	6.500	-35.00%
129.32	-30.00%	7.500	-25.00%
157.03	-15.00%	9.000	-10.00%
166.27	-10.00%	9.500	-5.00%
175.50 (2)	-5.00%	10.000	0.00%
181.05	-2.00%	10.000	0.00%
184.74 (3)	0.00%	10.000	0.00%
193.98	5.00%	10.538	5.38%
203.21	10.00%	11.075	10.75%
212.45	15.00%	11.613	16.13%
221.69	20.00%	12.150	21.50%
230.93	25.00%	12.688	26.88%
240.16	30.00%	13.225	32.25%
249.40	35.00%	13.763	37.63%
258.64	40.00%	14.300	43.00%
267.87	45.00%	14.838	48.38%
277.11	50.00%	15.375	53.75%

(1) The Index is a price return index. Accordingly, the Ending Value will not include any income generated by dividends paid on the stocks included in the Index, which you would otherwise be entitled to receive if you invested in those stocks directly.

(2) This is the **hypothetical** Threshold Value. The actual Threshold Value will be determined on the pricing date.

(3) This is the **hypothetical** Starting Value, which was the closing level of the Index on May 16, 2011. The actual Starting Value will be determined on the pricing date.

The above figures are for purposes of illustration only. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Threshold Value, Ending Value, Participation Rate, and the term of your investment.

Leveraged Index Return Notes®
TS-4

Leveraged Index Return Notes® Linked to the Dow Jones Global Titans 50 IndexSM, due June , 2013 Enhanced Return

Risk Factors

There are important differences between the LIRNs and a conventional debt security. An investment in the LIRNs involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the LIRNs in the “Risk Factors” sections beginning on page S-10 of product supplement LIRN-1 and page S-6 of the MTN prospectus supplement identified below under “Additional Terms.” We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the LIRNs.

Your investment may result in a loss; there is no guaranteed return of principal.

Your yield may be less than the yield on a conventional debt security of comparable maturity.

Your investment return, if any, may be less than a comparable investment directly in the stocks included in the Index.

Payments on the LIRNs are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the LIRNs.

You must rely on your own evaluation of the merits of an investment linked to the Index.

The costs of developing, hedging, and distributing the LIRNs described on page TS-6 are reflected in the public offering price, and will not be reflected in secondary market prices. As a result, the price at which you may sell the LIRNs in any secondary market may be lower than the public offering price due to, among other things, the inclusion of these costs.

A trading market is not expected to develop for the LIRNs. We, MLPF&S, and our respective affiliates are not obligated to make a market for, or to repurchase, the LIRNs.

The Redemption Amount will not be affected by all developments relating to the Index.

Dow Jones Trademark Holdings, LLC, a part of Dow Jones & Company, Inc. (collectively, “Dow Jones”), and CME Group Index Services LLC (“CME”) may adjust the Index in a way that affects its level, and Dow Jones and CME have no obligation to consider your interests.

You will have no rights of a holder of the securities represented by the Index, and you will not be entitled to receive securities or dividends or other distributions of the issuers of those securities.

Your return on the LIRNs may be affected by factors affecting the international securities markets.

Exchange rate movements may impact the value of the LIRNs.

While we, MLPF&S, and our respective affiliates may from time to time own shares of companies included in the Index, except to the extent that our common stock, the common stock of MLPF&S, or the common stock of our respective affiliates may be included in the Index from time to time, we, MLPF&S, and our respective affiliates do not control any company included in the Index, and are not responsible for any disclosure made by any other company.

If you attempt to sell the LIRNs prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than their Original Offering Price.

Purchases and sales by us, MLPF&S, and our respective affiliates of shares of companies included in the Index may affect your return.

Our trading and hedging activities, and those of MLPF&S, may create conflicts of interest with you.

Our hedging activities, and those of MLPF&S, may affect your return on the LIRNs and their market value.

Our business activities, and those of MLPF&S, relating to the companies represented by the Index may create conflicts of interest with you.

There may be potential conflicts of interest involving the calculation agent. We may appoint and remove the calculation agent.

The U.S. federal income tax consequences of the LIRNs are uncertain, and may be adverse to a holder of the LIRNs. See “Certain U.S. Federal Income Taxation Considerations” below and “U.S. Federal Income Tax Summary” beginning on page S-35 of product supplement LIRN-1.

Leveraged Index Return Notes® TS-5

Leveraged Index Return Notes® Linked to the Dow Jones Global Titans 50 IndexSM, due June , 2013 Enhanced Return

Investor Considerations

You may wish to consider an investment in the LIRNs if:

You anticipate that the level of the Index will increase from the Starting Value to the Ending Value.

You accept that your investment will result in a loss, which could be significant, if the level of the Index decreases from the Starting Value to an Ending Value that is less than the Threshold Value.

You are willing to forgo interest payments on the LIRNs, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

You seek exposure to the Index with no expectation of dividends or other benefits of owning the stocks included in the Index.

You are willing to accept that a trading market is not expected to develop for the LIRNs. You understand that secondary market prices for the LIRNs, if any, will be affected by various factors, including our actual and perceived creditworthiness.

You are willing to make an investment, the payments on which depend on our creditworthiness, as the issuer of the LIRNs.

The LIRNs may not be an appropriate investment for you if:

You anticipate that the level of the Index will decrease from the Starting Value to the Ending Value or that the level of the Index will not increase sufficiently over the term of the LIRNs to provide you with your desired return.

You seek 100% principal protection or preservation of capital.

You seek interest payments or other current income on your investment.

You want to receive dividends or other distributions paid on the stocks included in the Index.

You seek assurances that there will be a liquid market if and when you want to sell the LIRNs prior to maturity.

You are unwilling or are unable to assume the credit risk associated with us, as the issuer of the LIRNs.

Supplement to the Plan of Distribution and Role of MLPF&S

We may deliver the LIRNs against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the LIRNs occurs more than three business days from the pricing date, purchasers who wish to trade the LIRNs more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The LIRNs will not be listed on any securities exchange. In the original offering of the LIRNs, the LIRNs will be sold in minimum investment amounts of 100 units.

MLPF&S will participate as selling agent in the distribution of the LIRNs. Under our distribution agreement with MLPF&S, MLPF&S will purchase the LIRNs from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount. The public offering price includes, in addition to the underwriting discount, a charge of approximately $0.075 per unit. This charge reflects an estimated profit earned by MLPF&S from transactions through which the LIRNs are structured and resulting obligations hedged. The fees charged reduce the economic terms of the LIRNs. Actual profits or losses from hedging transactions may be more or less than this amount. In entering into hedging arrangements for the LIRNs, we seek competitive terms and may enter into hedging transactions with a division of MLPF&S or one of its subsidiaries or affiliates. For further information regarding these charges, our trading and hedging activities, and conflicts of interest, see “Risk Factors—General Risks Relating to LIRNs” beginning on page S-10 and “Use of Proceeds” on page S-21 of product supplement LIRN-1.

MLPF&S will not receive an underwriting discount for LIRNs sold to certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A.

If you place an order to purchase the LIRNs, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S may repurchase and resell the LIRNs, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices. MLPF&S may act as principal or agent in these market-making transactions; however, it is not obligated to engage in any such transactions. The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the LIRNs that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding Barclays or for any purpose other than that described in the immediately preceding sentence.

Leveraged Index Return Notes® TS-6

Leveraged Index Return Notes® Linked to the Dow Jones Global Titans 50 IndexSM, due June , 2013 Enhanced Return

The Index

All disclosures contained in this term sheet regarding the Index, including, without limitation, its make-up, method of calculation, and changes in its components have been derived from publicly available sources. The information reflects the policies of Dow Jones Indexes, the marketing name of CME, and is subject to change by Dow Jones Indexes. Dow Jones Indexes has no obligation to continue to publish, and may discontinue publication of, the Index. The consequences of Dow Jones Indexes discontinuing publication of the Index are discussed in the section entitled “Description of LIRNs—Discontinuance of a Market Measure” beginning on page S-29 of product supplement LIRN-1. None of us, the calculation agent, or the selling agent accepts any responsibility for the calculation, maintenance, or publication of the Index or any successor index.

The “Dow Jones Global Titans 50 IndexSM” is a product of Dow Jones Indexes, the marketing name and a licensed trademark of CME and has been licensed for use. “Dow Jones®”, “Dow Jones Global Titans 50 IndexSM” and “Dow Jones Indexes” are service marks of Dow Jones Trademark Holdings, LLC, and have been licensed for use for certain purposes by us. The LIRNs based on the Dow Jones Global Titans 50 IndexSM, are not sponsored, endorsed, sold or promoted by Dow Jones, CME or their respective affiliates and Dow Jones, CME and their respective affiliates make no representation regarding the advisability of investing in such product(s).

We have derived all information contained in this term sheet regarding the Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by Dow Jones. The Index is calculated, maintained and published by Dow Jones. We make no representation or warranty as to the accuracy or completeness of such information.

The Index is composed of 50 stocks, selected from the Dow Jones Global IndexSM to reflect the performance of the world’s leading multinational companies. The base date for the Index is December 31, 1991, with a corresponding base value of 100. As of April 29, 2011, the component companies of the Index had their headquarters in the following countries (with the percentage of component companies noted parenthetically): United States (61.36%); United Kingdom (10.53%); Switzerland (7.02%); France (4.42%); Germany (3.80%); Spain (3.06%); Japan (2.66%); Australia (2.41%); Russia (1.45%); South Korea (1.29%); Italy (1.01%); and Brazil (0.99%).

Index Composition and Maintenance

The 50 stocks composing the Index are selected from the Dow Jones Global IndexSM, a broad market benchmark that covers 51 countries. The initial components of the Index were selected as follows:

(a) If a company had more than one class of shares in all of the components of the Dow Jones Global IndexSM, then only the most liquid class was eligible.

(b) If a company did not generate revenue from foreign markets, it was ineligible.

(c) For countries with significant barriers to direct foreign investment, Dow Jones may opt to include depository receipts or other types of offshore listings in the Index.

(d) A selection list was defined as the largest 100 companies in the Dow Jones Global IndexSM by float-adjusted market capitalization.

(e) Companies on the selection list were ranked by each of the following:

(i) Float-adjusted market capitalization

(ii) Sales/revenue

(iii) Net income

(f) For each company, a final rank was calculated by weighting the float-adjusted market capitalization rank at 60%, the sales/revenue rank at 20% and the net income rank at 20%.

(g) The top 50 stocks by final rank were selected as the components of the Index.

The composition of the Index is reviewed annually, based on the free-float market capitalization of the stocks in the Dow Jones Global IndexSM at the end of May. Changes to the composition of the Index are announced in early June, and following a minimum two-week notification period, the composition changes are implemented after official closing prices have been determined on the third Friday of June. All changes become effective at the opening of trading for the next index dissemination day. The annual review process proceeds according to the initial selection of the Index as described above under (a) and (b), but a selection is defined as the 50 current component stocks plus the 50 largest noncomponent stocks ranked by float-adjusted market capitalization. The companies on the selection list are then ranked as described above. The top 50 stocks by final rank are selected as Index components. Once the Index component list is established, it is finalized based on the following buffer rules: (i) if a non-component is ranked among the top 30 stocks on the selection list, then it replaces the lowest-ranked component in the Index; and (ii) if a component is not ranked among the top 70 stocks on the selection list, then it is replaced by the highest-ranked non-component on the selection list.

In addition to the annual review process, the component weights for the stocks in the Index are reviewed quarterly based on market capitalization and free-float data as of the Wednesday immediately preceding the third Friday of March, June, September, and December. At each quarterly update, the weighting of each component is capped at 10% of the total float-adjusted market capitalization of the Index. If the weighting of a component exceeds 10%, it is reduced to 10% by a weighting cap factor.

Dow Jones also continually reviews the composition of the Index to reflect extraordinary corporate actions involving the component companies, such as mergers, takeovers, spin-offs, initial public offerings, delistings, and bankruptcy filings, and publishes a monthly selection list to indicate possible changes in the composition of the Index at the next annual review.

Leveraged Index Return Notes® TS-7

Leveraged Index Return Notes® Linked to the Dow Jones Global Titans 50 IndexSM, due June , 2013 Enhanced Return

Index Composition Adjustments

The following summarizes adjustments to the Index necessitated by specific corporate events:

(i) Initial Public Offerings — An initial public offering becomes eligible for inclusion in the Index at the next annual review. It will replace the smallest component in the Index if it is a component of the Dow Jones Global IndexSM, qualifies for the Index selection list and is among the top 30 companies on the selection list.

(ii) Spin-offs — If the largest spin-off company is among the top 70 companies on the Index selection list, it will replace its parent company in the Index. Otherwise, the original component is replaced by the highest ranked non-component on the selection list. Changes in the Index composition due to a spin-off are effective on the same day the corporate action becomes effective, following a minimum notification period of two trading days.

(iii) Mergers and Takeovers — If both companies are components of the Index, and if the surviving company satisfies the selection criteria for the Index, then it will replace one of the two components. The other original component will be replaced by the highest ranked non-component on the selection list. If the surviving company does not satisfy the selection criteria for the Index, then the two original components will be replaced by the two highest ranked non-components on the selection list. For mergers and takeovers occurring between a component and a non-component of the Index, if the surviving company satisfies the selection criteria for the Index, then it replaces the original component company. If the surviving company does not satisfy the selection criteria for the Index, then the original component will be replaced by the highest ranked non-component on the selection list. Changes in the Index composition due to a merger or takeover are effective on the same day the corporate action becomes effective, following a minimum notification period of two trading days.

Index Calculation

The Index is calculated with the “Laspeyres formula,” which measures the aggregate price changes in the component stocks against a fixed base quantity weight. The formula for calculating the Index value can be expressed as follows:

Index = free-float market capitalization of the Index            x100

adjusted base date market capitalization of the Index

The free-float market capitalization of the Index is equal to the sum of the products of the closing price, market capitalization, and free-float factor for each component stock as of the time the Index is being calculated. Dow Jones calculates and disseminates the Index over a 24-hour dissemination period. The Index closing level is based on each component stock’s last traded price at the close of trading on its primary market during that day’s Index dissemination period and is published at 5:30 p.m., New York City time. If, on a particular day, a stock does not trade at all, or trading in a stock is suspended before the opening of its primary market or the primary market for a stock is closed due to a holiday, Dow Jones will use the stock’s closing price for the previous day to calculate the Index closing level for that day. All trading prices are converted into U.S. dollars and the Index closing level for a trading day is determined by using the last available WM closing spot rates as reported by Reuters on that trading day.

Index Divisor Adjustments

Dow Jones uses an index divisor to insulate the Index from the effects of component changes to the Index and various corporate actions. Dow Jones divides the affected Index’s market capitalization by the index divisor after the close of trading on each day that there is a change in either Index membership or shares outstanding for an Index component. The index divisor is adjusted as necessary to maintain the continuity of the Index and to prevent distortions due to changes in the composition of the Index resulting from the addition, deletion, or replacement of component companies, as well as changes of more than 10% in a component company’s number of free-float shares. Other corporate actions requiring divisor adjustments include mergers, takeovers, spin-offs, rights offerings, share repurchases, public offerings, return of capital distributions, special cash distributions, and special stock distributions of other than the same stock.

Changes to Weightings

If the number of free-float shares outstanding for an Index component changes by more than 10% due to an extraordinary corporate action, then the new number of free-float shares and free-float weighting will become effective on the same day the corporate action becomes effective, following a minimum notification period of two trading days. If the number of free-float shares outstanding for an Index component changes by less than 10% due to an extraordinary corporate action, or if the changes occur over a prolonged period, then the number of free-float shares and free-float weighting will become effective at the next quarterly shares update. If a company’s free-float shares change due to changes in its ownership structure, then the new free-float total will become effective at the next quarterly shares update.

Leveraged Index Return Notes® TS-8

Leveraged Index Return Notes® Linked to the Dow Jones Global Titans 50 IndexSM, due June , 2013 Enhanced Return

The following graph sets forth the monthly historical performance of the Index in the period from January 2006 through April 2011. We obtained this historical data from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information from Bloomberg, L.P. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the LIRNs may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the level of the Index is more or less likely to increase or decrease at any time over the term of the LIRNs. On May 16, 2011, the closing level of the Index was 184.74.

Before investing in the LIRNs, you should consult publicly available sources for the levels and trading pattern of the Index. The generally unsettled international environment and related uncertainties, including the risk of terrorism, may result in the Index and financial markets generally exhibiting greater volatility than in earlier periods.

Leveraged Index Return Notes® TS-9

Leveraged Index Return Notes® Linked to the Dow Jones Global Titans 50 IndexSM, due June , 2013 Enhanced Return

License Agreement

We have entered into a non-exclusive license agreement with Dow Jones Indexes whereby we, in exchange for a fee, are permitted to use the Index in connection with certain securities, including the LIRNs. We are not affiliated with Dow Jones; the only relationship between Dow Jones and us is any licensing of the use of Dow Jones’s indices and trademarks or service marks relating to them.

The license agreement between Dow Jones Indexes and Barclays Bank PLC provides that the following disclaimer must be set forth herein:

The “Dow Jones Global Titans 50 IndexSM” is a product of Dow Jones Indexes, the marketing name and a licensed trademark of CME, and has been licensed for use. “Dow Jones®”, “Dow Jones Global Titans 50 IndexSM” and “Dow Jones Indexes” are service marks of Dow Jones, and have been licensed for use for certain purposes by us. The LIRNs based on the Dow Jones Global Titans 50 IndexSM are not sponsored, endorsed, sold or promoted by Dow Jones, CME or their respective affiliates. Dow Jones, CME and their respective affiliates make no representation or warranty, express or implied, to the owners of the LIRNs or any member of the public regarding the advisability of investing in securities generally or in the LIRNs particularly. The only relationship of Dow Jones, CME or any of their respective affiliates to us is the licensing of certain trademarks, trade names and service marks of Dow Jones and of the Dow Jones Global Titans 50 IndexSM, which is determined, composed and calculated by CME without regard to us or the LIRNs. Dow Jones and CME have no obligation to take the needs of us or the owners of the LIRNs into consideration in determining, composing or calculating Dow Jones Global Titans 50 IndexSM. Dow Jones, CME and their respective affiliates are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the LIRNs to be issued or in the determination or calculation of the equation by which the LIRNs are to be converted into cash. Dow Jones, CME and their respective affiliates have no obligation or liability in connection with the administration, marketing or trading of the LIRNs. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the LIRNs currently being issued by us, but which may be similar to and competitive with the LIRNs. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the Dow Jones Global Titans 50 IndexSM. It is possible that this trading activity will affect the value of the Dow Jones Global Titans 50 IndexSM and the LIRNs.

DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES DO NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES GLOBAL TITANS 50 INDEXSM OR ANY DATA INCLUDED THEREIN AND DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY US, OWNERS OF THE LIRNs, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES GLOBAL TITANS 50 INDEXSM OR ANY DATA INCLUDED THEREIN. DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES GLOBAL TITANS 50 INDEXSM OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, CME OR THEIR RESPECTIVE AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN CME AND US, OTHER THAN THE LICENSORS OF CME.

Leveraged Index Return Notes® TS-10

Leveraged Index Return Notes® Linked to the Dow Jones Global Titans 50 IndexSM, due June , 2013 Enhanced Return

Certain U.S. Federal Income Taxation Considerations

Some of the tax consequences of your investment in the LIRNs are summarized below. The discussion below supplements the discussions under “U.S. Federal Income Tax Summary”, beginning on page S-35 of product supplement LIRN-1, and “Certain U.S. Federal Income Tax Considerations”, beginning on page S-132 of the Series A MTN prospectus supplement. As described in product supplement LIRN-1, this section applies to you only if you are a U.S. holder (as defined in product supplement LIRN-1) and you hold your LIRNs as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in product supplement LIRN-1 (for example, if you did not purchase your LIRNs in the initial issuance of the LIRNs).

The U.S. federal income tax consequences of your investment in the LIRNs are uncertain and the Internal Revenue Service could assert that the LIRNs should be taxed in a manner that is different than described below. Pursuant to the terms of the LIRNs, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your LIRNs as a pre-paid cash-settled executory contract with respect to the Index. If your LIRNs are so treated, you should generally recognize capital gain or loss upon the sale or maturity of your LIRNs in an amount equal to the difference between the amount you receive at such time and the amount you paid for your LIRNs. Such gain or loss should generally be long-term capital gain or loss if you have held your LIRNs for more than one year. Long-term capital gain of a noncorporate U.S. holder that is recognized in a taxable year beginning before January 1, 2013 is generally taxed at a maximum rate of 15%. Long-term capital gain of a noncorporate U.S. holder that is recognized in a taxable year beginning on or after January 1, 2013 is generally expected to be taxed at preferential rates.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your LIRNs in the manner described above. This opinion assumes that the description of the terms of the LIRNs in this term sheet is materially correct.

As discussed further in product supplement LIRN-1, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the LIRNs, possibly with retroactive effect.

For a further discussion of the tax treatment of your LIRNs as well as possible alternative characterizations, please see the discussions under “U.S. Federal Income Tax Summary” in product supplement LIRN-1 and “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the Series A MTN prospectus supplement. For additional, important considerations related to tax risks associated with investing in the LIRNs, you should also examine the discussion in “Risk Factors—General Risks Relating to LIRNs—Significant aspects of the U.S. federal income tax treatment of the LIRNs are uncertain” beginning on page S-17 of product supplement LIRN-1. You should consult your tax advisor as to the possible alternative treatments in respect of the LIRNs.

Recently Enacted Legislation. Under recently enacted legislation, individuals that own “specified foreign financial assets” with an aggregate value in excess of $50,000 are generally required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following (which may include your LIRNs), but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. Individuals are urged to consult their tax advisors regarding the application of this legislation to their ownership of the LIRNs.

Leveraged Index Return Notes® TS-11

Additional Terms

You should read this term sheet, together with the documents listed below, which together contain the terms of the LIRNs and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The LIRNs involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the LIRNs.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement LIRN-1 dated May 27, 2011:

http://www.sec.gov/Archives/edgar/data/312070/000119312511153072/d424b3.htm

▪	Series A MTN prospectus supplement dated May 27, 2011:

http://www.sec.gov/Archives/edgar/data/312070/000119312511152766/d424b3.htm

▪	Prospectus dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

Our Central Index Key, or CIK, on the SEC Website is 312070.

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the product supplement, the prospectus supplement, and the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you the Note Prospectus if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Market-Linked Investments Classification

Market-Linked Investments come in four basic categories, each designed to meet a different set of investor risk profiles, time horizons, income requirements, and market views (bullish, bearish, moderate outlook, etc.). The following descriptions of these categories are meant solely for informational purposes and are not intended to represent any particular Market-Linked Investment or guarantee performance. Certain Market-Linked Investments may have overlapping characteristics.

Market Downside Protection Market-Linked Investments combine some of the capital preservation features of traditional bonds with the growth potential of equities and other asset classes. They offer full or partial market downside protection at maturity, while offering market exposure that may provide better returns than comparable fixed income securities. It is important to note that the market downside protection feature provides investors with protection only at maturity, subject to issuer credit risk. In addition, in exchange for full or partial protection, you forfeit dividends and full exposure to the linked asset’s upside. In some circumstances, this could result in a lower return than with a direct investment in the asset.

These short- to medium-term market-linked notes offer you a way to enhance your income stream, either through variable or fixed-interest coupons, an added payout at maturity based on the performance of the linked asset, or both. In exchange for receiving current income, you will generally forfeit upside potential on the linked asset. Even so, the prospect of higher interest payments and/or an additional payout may equate to a higher return potential than you may be able to find through other fixed-income securities. Enhanced Income Market-Linked Investments generally do not include market downside protection. The degree to which your principal is repaid at maturity is generally determined by the performance of the linked asset. Although enhanced income streams may help offset potential declines in the asset, you can still lose part or all of your original investment.

Market Access notes may offer exposure to certain market sectors, asset classes, and/or strategies that may not even be available through the other three categories of Market-Linked Investments. Subject to certain fees, the returns on Market Access Market- Linked Investments will generally correspond on a one-to-one basis with any increases or decreases in the value of the linked asset, similar to a direct investment. In some instances, they may also provide interim coupon payments. These investments do not include the market downside protection feature and, therefore, your principal remains at risk.

These short- to medium-term investments offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept a degree of market downside risk and capped upside potential. As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

“Leveraged Index Return Notes®” and “LIRNs®” are registered service marks of Bank of America Corporation, the parent corporation of MLPF&S.

Leveraged Index Return Notes®	TS-12